UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 25, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's ?home country?), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.


Enclosures: Results of the annual general meeting of Sasol held on 25 November 2011


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
(?Sasol? or ?the Company?)

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON 25
NOVEMBER 2011

Sasol shareholders are advised that the results of the business conducted at the annual general meeting held on Friday 25 November 2011 in Parktown, Johannesburg, South
Africa (including the percentage of total number of shares voted) are as follows:

1.	Annual general meeting

1.1. The annual financial statements of the Company, including the reports of the directors, audit committee and auditors for the financial year ended
30 June 2011 were presented.

1.2. Mr J E Schrempp, Mr C Beggs, Mr M J N Njeke and Ms V N Fakude retired by rotation at the meeting and were re-elected individually for a further term of office in terms of Articles 75(d) and 75(e) of the Company?s Memorandum of Incorporation (?Sasol?s MOI?):

Directors
For
Against
Abstain
J E Schrempp
96.47%
3.13%
0.40%
C Beggs
99.47%
0.13%
0.40%
M J N Njeke
95.38%
4.22%
0.40%
V N Fakude
99.42%
0.18%
0.40%

1.3. The three directors, Mss T H Nyasulu and K C Ramon and Mr H G Dijkgraaf who retired in terms of Article 75(i) of the Company?s MOI, and were thereafter re-appointed as directors by the board of directors of Sasol (?the Board?) in accordance with Article 75(h) were elected individually for a further term of office:

Directors
For
Against
Abstain
T H Nyasulu
96.87%
2.70%
0.42%
K C Ramon
99.43%
0.14%
0.42%
H G Dijkgraaf
98.86%
0.72%
0.42%



1.4. The director appointed by the Board during the course of the calendar year, Mr D E Constable retired at the annual general meeting, but was elected for a further term of office in terms of Sasol?s MOI:

Directors
For
Against
Abstain
D E Constable
99.46%
0.14%
0.40%

1.5. KPMG Incorporated was automatically re-appointed as auditors of the Company until the conclusion of the next annual general meeting and it was noted that the Mr C H Basson would be the individual registered auditor who will undertake the audit of the Company for the financial year ending 30 June 2012.

1.6. The members of the audit committee, Mr C Beggs, Dr M S V Gantsho, Mr H G Dijkgraaf and Mr M J N Njeke were elected individually for the ensuing financial year in terms of sections 94(4) and 94(5) of the Companies Act, 2008 (the Act), read with Regulation 42 of the Companies Regulations, 2011:

Directors
For
Against
Abstain
C Beggs
99.50%
0.10%
0.40%
M S V Gantsho
99.49%
0.10%
0.40%
H G Dijkgraaf
99.50%
0.10%
0.40%
M J N Njeke
95.35%
4.23%
0.41%

1.7. Special Resolution number 1 approving the revised annual emoluments payable by the Company with effect from 1 July 2011 to non-executive directors of the Company, was approved:

For
Against
Abstain
97.17%
2.67%
0.16%

1.8. A non-binding advisory endorsement on the company?s remuneration policy for the year ending 30 June 2012 was obtained:

For
Against
Abstain
64.38%
35.42%
0.19%

1.9. Special Resolution number 2 to authorise the board to provide loans or other financial assistance to subsidiaries and juristic persons that the company directly or indirectly controls, subject to the provisions of section 45 of the Act and the JSE Limited Listings Requirements (the listings requirements), was approved:

For
Against
Abstain
98.01%
1.90%
0.10%


1.10. Special Resolution number 3 to authorise the board to provide loans or other financial assistance to any person and/or corporation that is or becomes related or inter-related to the company and/or to a member of such a related or inter-related corporation and/or to a person related to such a corporation, subject to the provisions of section 45 of the Act and the listings requirements, was approved:

For
Against
Abstain
95.79%
4.11%
0.09%

1.11. Special Resolution number 4 to authorise the board to provide loans or other financial assistance to The Sasol
Inzalo Public Facilitation Trust, subject to the provisions of Sasol?s MOI and section 44 of the Act, was approved:

For
Against
Abstain
99.00%
0.33%
0.67%

1.12. Special Resolution number 5 to authorise the board, in terms of the authority granted in Article 36(a) of Sasol?s MOI, to approve the general repurchase by the Company, or by any of its subsidiaries, of the Company's securities, subject to compliance with the requirements of Sasol?s MOI, section 48 of the Act and the listings requirements, was approved:

For
Against
Abstain
99.87%
0.04%
0.08%

1.13. Special Resolution number 6 to authorise the board to approve the purchase by the Company, of its issued securities from a director and/or a prescribed officer of the Company, and/or person related to a director or prescribed officer of the company subject to the provisions of Sasol?s MOI, the Act, the listings requirements and the JSE Limited rules, was approved:

For
Against
Abstain
97.57%
2.20%
0.23%

1.14. Ordinary Resolution number 1 to authorise the amendment of the trust deed of The Sasol Inzalo Foundation to increase the contractual ceiling of any dividend declared in respect of the ordinary shares in the company held by the Sasol Inzalo Foundation, was approved:

For
Against
Abstain
98.91%
0.04%
1.05%


25 November 2011
Johannesburg
Sponsor: Deutsche Securities (SA) (Proprietary) Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 25, 2011				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary